Exhibit 12(a)

Computation of Ratio Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended June 30,
	2014	2013	2012

Earnings:
Income (loss) before income taxes	$62,402	$50,174	$41,239
Unconsolidated affiliates' interests, net	-	-	-
Amortization of capitalized interest	10	10	10
Interest expense and other related financing costs	7,510	8,778	9,020
Interest portion of rent expense (1)	9,628	9,991	10,335
Adjusted earnings	$79,550	$68,953	$60,604

Fixed Charges:
Interest expense and other related financing costs	$7,510	$8,778	$9,020
Interest portion of rent expense (1)	9,628	9,991	10,335
Total fixed charges	$17,138	$18,769	$19,355

Ratio of earnings to fixed charges	4.64	3.67	3.13

(1) One-third of rent expense is considered representative of the interest factor within rent expense